First Midwest	First Midwest Bancorp, Inc. One Pierce Place, Suite 1500 P.O. Box 459 Itasca, Illinois 60143-9768 (630) 875-7450

April 13, 2006

VIA EDGAR

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: First Midwest Bancorp, Inc. (the "Company")
Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 2, 2006
Commission File No. 0-10967

Dear Mr. Nolan:

On behalf of the Company, set forth below is the response to the comments raised in the letter of the Staff dated March 31, 2006 with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2005. For your convenience, the Staff's comments are repeated in italics below, each followed by the Company's response.

1. We note your disclosure on page 62 that in December 2005, you announced your intention to sell approximately $212 million of underperforming collateralized mortgage obligations from your available for sale portfolio. Please tell us whether the $6.4 million in realized losses recognized during December 2005 represents all losses associated with the $212 million portfolio or whether it represents losses associated only with the 55% of the portfolio which was sold as of December 31, 2005.

In December 2005, the Company recognized $6.4 million in realized losses for all losses associated with the entire $212 million underperforming collateralized mortgage obligations identified for sale. In accordance with SFAS 115 and related guidance, these losses were recognized at the time the Company no longer had the intent to hold the securities until recovery or maturity.

2. As a related matter, if the $6.4 million of realized losses represents only losses associated with the portion of the underperforming collateralized mortgage obligation portfolio sold as of December 31, 2005, please tell how you determined that no losses should have been recognized on the remaining 45% of the portfolio as of the end of the fiscal year.

Response is provided as part of the Company's response to question 1, above.

3. We note your disclosure on page 63 that you securitized $74.2 million of real estate 1-4 family loans by converting the loans into mortgage-backed securities. Please provide us with the disclosures you intend to include in future filings, beginning with your Form 10-Q for the quarterly period ended March 31, 2006, to provide the information required by paragraph 17(e) of SFAS 140 or tell us why you believe these disclosures are not applicable to you.

Commencing on page 56 in the Company's 2004 Annual Report on Form 10-K, the year in which the securitization activity occurred, the Company provided the full disclosure required by paragraph 17(e) of SFAS 140. The carrying value of the mortgage servicing rights was $798,000, $638,000 and $601,000 as of December 31, 2004, December 31, 2005 and March 31, 2006, respectively. Given the amounts were immaterial as of December 31, 2005 and March 31, 2006, the Company has determined the disclosure is not warranted. In the future, should the Company engage in transactions that give rise to servicing assets, it will provide the required disclosures.

4. We note your disclosure on page 69 that you use interest rate swaps to hedge the fair value of your fixed rate, junior subordinated debentures. Given the disclosures provided, we are unclear whether or not you use the shortcut method to assess effectiveness of these hedges. If you use the shortcut method, please tell us how you determined that you qualify under paragraph 68 of SFAS 133. Please also specifically address how you considered the interest rate deferral options described in footnote two of the table on page 68 in determining that use of the shortcut method was appropriate, if true.

When the Company designated the interest rate swaps to hedge the fair value of the fixed rate junior subordinated debentures, the Company believed it had met the required criteria in paragraph 68 of SFAS 133 and was eligible to apply the shortcut method to assess effectiveness. This decision was based on the Company's interpretation of paragraph 68 of SFAS 133 and in consultation with its external accountants.

Implicit in its conclusion is the Company's belief that the interest rate deferral feature of the junior subordinated debentures does not represent a benchmark interest rate risk feature at all, and should not be evaluated under paragraph 68. SFAS 133 Implementation Issue E6 exempts prepayment features contingent upon the occurrence of a specific event related to the debtor's credit deterioration or any other change in the debtor's credit risk from being evaluated under paragraph 68. Specifically, because E6 addresses permissible and non-permissable prepayment features under the short-cut method, it addresses this issue only in the "acceleration of cash flows" context, not the "delaying of cash flows" context. Still, E6, in the Company's view, establishes a principle to contrast credit risk with interest rate risk in general and not to evaluate credit risk triggers under paragraph 68(e). Any sort of prepayment term, clause, or other provision that can accelerate the payment of principal upon the occurrence of a specific credit event (failure to make timely payment, failure to meet a covenant ratio, debt restructuring, a cross-default) that is not mirrored in the hedging instrument would certainly violate paragraph 68(e), yet E6 permits such terms for short-cut method hedges. Like the credit risk-based prepayment feature that E6 exempts from paragraph 68, the interest rate deferral feature is triggered by credit risk underlyings: namely, the decision to go into default on its other equal or subordinate liabilities in order to keep the junior subordinated debentures out of technical default.

In early February 2006, it came to the Company's attention that much debate and controversy had arisen in the industry as to the appropriateness of applying the shortcut method to hedges of junior subordinated debentures with interest rate deferral options. Over the course of February and March 2006, the Company took the following actions: (i) discussed the issue with its external accountants; (ii) discussed the issue with its Audit Committee; (iii) evaluated the materiality of the swaps to assess the impact to the financial statements if hedge accounting was assumed to be inappropriate; (iv) determined the impact to the financial statements of applying hedge accounting to the junior subordinated debentures was not material to the overall financial statements, as the pre-tax positive adjustments to net income for the years ended December 31, 2004 and 2005 would have been $572,000 and $794,000, respectively; and (v) de-designated the swaps in March 2006 and re-designated the hedge to reflect the use of the dollar offset method to test for effectiveness.

5. For each of your hedging relationships described on page 69 (except for those involving junior subordinated debentures), please tell us the following so that we may better understand your accounting treatment:

*	the specific terms of each hedged item, including any conversion or call features (for example, it is unclear what is meant by "certain indexed deposit and loan accounts");
*	the specific terms of each hedging instrument;
*	the specific hedged risk you identify in your hedge documentation;
*	the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness for each type of hedge; and
*	how you qualify under paragraph 68 of SFAS 133 to use the shortcut method to assess hedge effectiveness, if applicable.

At December 31, 2005, the Company had two fair value hedges related to commercial real estate fixed rate loans and four cash flow hedges, of which three related to commercial and industrial prime-based loans and the other related to broker repurchase agreements. The accounting treatment for those hedging relationships is described below.

Fair Value Hedges

  Specific terms of hedged item: Hedged item is a specific commercial real estate fixed rate loan.

  Specific terms of hedging instrument: The Company entered into an amortizing interest rate swap with a counterparty to pay a fixed rate and receive a floating rate. The floating rate on the swap is based on 1-month LIBOR paid on the 1st day of the month that matches the interest payment date on each commercial fixed rate loan. The notional amount of the swap matches the principal balance on the respective loan. The expiration date for the swap matches the maturity date of the respective loan.

  Specific hedge risk identified in hedge documentation: The risk exposure identified is the change in fair value of the commercial fixed rate loans attributable to changes in the designated benchmark interest rate.

  Method used to assess hedge effectiveness and calculate hedge effectiveness: Short-cut method - assume no ineffectiveness.

  How we qualify under paragraph 68 of SFAS 133 to use the short-cut method to assess hedge effectiveness, if applicable: All conditions required in paragraph 68 have been met as all terms of the loan and the interest rate swap match. The commercial fixed rate loans are not considered pre-payable under SFAS 133 based on the guidance in SFAS 133 Implementation Issue E6 as the loans have a prepayment provision which requires a loan prepayment at an amount greater than fair value. The loans have an automatic withdrawal from a deposit account for loan payments to ensure a loan payment is not missed and is paid on the same pay date of the interest rate swap. As the critical terms of the loans and the interest rate swaps meet the criteria outlined in paragraph 68 of SFAS 133, the hedge is considered perfectly effective against changes in the fair value of the loan attributable to changes in the benchmark interest rate over its term, and therefore the short-cut method is applied.

The Company is aware the FASB announced a project on February 15, 2006, to examine whether it would continue to be appropriate to use the short-cut method for pairings of amortizing loans on pre-determined amortization schedules with amortizing swaps on the same amortization schedules. The Company will monitor the outcome of that project and follow its transition guidance if the FASB determines that such hedge relationships do not qualify for the short-cut method.

Cash Flow Hedges - Prime-Based Loans

  Specific terms of hedged item: The hedged item is the first interest receipts received on a group of individual prime-based loans that share the same risk exposure. All commercial and industrial prime-based loans being hedged share the same risk exposure as they all have interest rates that change based on changes in the prime rate of the Wall Street Journal National Prime Rate, have a daily reset date and accrue interest daily. Interest on these prime-based loans is billed and collected monthly or quarterly, therefore, the Company hedges the change in variable cash flows using the first-payments-received technique. SFAS 133 Implementation Issue G25 permits the use of the first-payments-received technique for non-benchmark interest rate based loans, such as Prime.

  Specific terms of hedging instrument: The Company entered into interest rate swaps with a counterparty to pay a floating rate and receive a fixed rate. The floating leg of the swap is based on the Federal Reserve Selected Index Rates H-15 Prime Rate Index with daily resets and monthly payments.

  Specific hedge risk identified in hedge documentation: Since a non-benchmark rate is used, the risk exposure identified is the overall change in the cash flows related to the first interest received on the specific notional amount of the Company's commercial and industrial prime-based loans.

  Method used to assess hedge effectiveness and calculate hedge effectiveness: The critical terms of the interest rate swap and the prime-based loans are the same so that the changes in the cash flows attributable to the risk being hedged are expected to completely offset at the inception of the hedge and on an ongoing basis. The quarterly hedge effectiveness assessment performed verifies that the critical terms continue to match and assesses counterparty credit risk. This includes verifying that the Prime Rate on the loan changed on the same day and by the same amount as the Prime Rate Index utilized by the interest rate swap. If it is determined that the critical terms do not continue to match, including that the balance of the commercial and industrial prime-based loans falls below the notional amount of the prime-based swaps, the Company will determine the amount of ineffectiveness based on the Hypothetical Derivative Method discussed in SFAS 133 Implementation Issue G7.

  How we qualify under paragraph 68 of SFAS 133 to use the short-cut method to assess hedge effectiveness, if applicable: Short-cut method is not used.

Cash Flow Hedge - Broker Repurchase Agreement

  Specific terms of hedged item: All Broker Repurchase Agreement accounts being hedged share the same risk exposure and have a fixed interest rate for the life of the repurchase agreement, which is typically less than 90 days.

  Specific terms of hedging instrument: The Company entered into interest rate swaps with a counterparty to pay a fixed rate and receive a floating rate. The floating leg of the swap is based on either One or Three Month LIBOR (depending on the term of the repurchase agreement) with rate resets and interest payments tied to the reset dates on the underlying repurchase agreements.

  Specific hedge risk identified in hedge documentation: The risk exposure being hedged is the overall change in the forecasted cash flows attributable to changes in the benchmark interest rate (LIBOR swap rate) component of the interest rate related to the forecasted issuance of Broker Repurchase Agreement accounts as permitted by SFAS 133 Implementation Issue G19.

  Method used to assess hedge effectiveness and calculate hedge effectiveness: The critical terms of the interest rate swap and the Broker Repurchase Agreements are the same so that the changes in the cash flows attributable to the risk being hedged are expected to completely offset at the inception of the hedge and on an ongoing basis. The quarterly hedge effectiveness assessment performed verifies that the critical terms continue to match and assesses counterparty credit risk. If it is determined that the critical terms do not continue to match, including that the balance of the Broker Repurchase Agreements falls below the notional amount of the interest rate swaps, the Company will determine the amount of ineffectiveness based on the Hypothetical Derivative Method discussed in SFAS 133 Implementation Issue G7.

  How we qualify under paragraph 68 of SFAS 133 to use the short-cut method to assess hedge effectiveness, if applicable: The short-cut method is not used.

As you requested, the Company acknowledges that:

* The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosures in response to staff comments in the filings do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require any additional information, please contact the undersigned at (630) 875-7483 or Barbara E. Briick, Senior Vice President and Corporate Controller, at (630) 875-7459.

Very truly yours,

First Midwest Bancorp, Inc.

By: /s/ MICHAEL L. SCUDDER

Michael L. Scudder, Executive Vice President,
Chief Financial Officer

cc: Lisa Haynes, Staff Accountant, SEC
John M. O'Meara, CEO, First Midwest Bancorp, Inc.
Barbara E. Briick, SVP and Controller, First Midwest Bancorp, Inc.
Jonathan A. Koff, Chapman and Cutler LLP
David Doyle, Ernst Young LLP